UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHARGE ENTERPRISES, INC.
(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

159610104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159610104	SCHEDULE 13G/A

(1)	Names of reporting persons. Andrew Scott Fox
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a)
☐ (b)
(3)	SEC use only.
(4)	Citizenship or place of organization. United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 41,525,443
	(6)	Shared voting power. 0
	(7)	Sole dispositive power. 41,525,443
	(8)	Shared dispositive power. 0

(9)	Aggregate amount beneficially owned by each reporting person. 41,525,443
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 19.3%(1)
(12)	Type of reporting person (see instructions). IN

_________________________

(1) All percentages calculated in this Schedule 13G/A are based upon an aggregate of 215,039,868 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 8, 2023.

CUSIP No. 159610104	SCHEDULE 13G/A

Item 1(a).	Name of Issuer:

Charge Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Park Ave, 25th Floor, New York, NY 10017.

Item 2(a).	Name of Person Filing:

Andrew Scott Fox

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1040 Biscayne Blvd, 42nd Floor, Miami, FL 33132

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP No.:

159610104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)-(c) The information relating to the beneficial ownership of Common Shares by the Reporting Person set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 215,039,868 Common Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 8, 2023.

CUSIP No. 159610104	SCHEDULE 13G/A

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holdings Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

ANDREW SCOTT FOX

/s/Andrew Fox